JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

[redacted]

06017055

US SEC EXEMPTION
FILE NO. 82-3572

29 August 2006

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. for the period ended June 30, 2006.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

/mhd

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

1 2 | 3 1

Month *Day*

(Fiscal Year)

1 7 Q

(Form Type)

Month *Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

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To be accomplished by SEC Personnel concerned

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LCU

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STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2006**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Six Months Ended June 30, 2006 vs. June 30, 2005

JG Summit recorded a net income of ₱168.1 million for the 2nd quarter of the calendar year, compared to ₱953 million in the same period last year. The decline is caused mainly by foreign exchange losses arising out of its dollar-denominated liabilities and that of its subsidiaries. Its half - year net income, however is still at ₱4.05 billion, compared to ₱1.7 billion in the same period last year, due to gains from the sale of some of its shares in Universal Robina Corporation, (URC) in February 2006. The sale brought about the decrease in the Company's equity interest in URC from 86% last year to 59% this year.

Consolidated revenues were up by 23.5%, from ₱32.64 billion last year to ₱40.31 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our petrochemicals business. Our interest income from various investment portfolios boosted our company's revenues, reflecting a 25.4% increase from ₱2.03 billion last year to ₱2.54 billion this year. Other income registered a significant 327.9% increase from ₱0.80 billion last year to ₱3.42 billion this year mainly due to the recognition of gain on sale from URC shares amounting to ₱3.21 billion. Not all business units, however, registered a rosy picture as service revenues from our telecommunications business declined by 6%. while the textile business decreased by 11%.

Gross profit for the six months amounted to ₱11.71 billion, higher by 14% from last year's ₱10.26 billion. Increase in cost of sales and services is relative to higher revenues of the food, real estate and petrochemical businesses. Operating expenses went up 14.7% from ₱8.28 billion for the first half of last year to ₱9.50 billion this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Financing costs and other charges incurred for the six months was up by 11%, from ₱3.47 billion last year to ₱3.85 billion this year. The increase in level of the Company's financial debt contributed to higher finance cost this year.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased from ₱9.32 billion last year to ₱12.66 billion for the first half of this year. Excluding the non-recurring items, EBITDA would present a slight increase from last year's ₱9.15 billion to ₱9.45 billion this year.

FOODS

Universal Robina Corporation (URC) delivered excellent growth and improved profitability for the first six months of fiscal year 2006. URC registered a consolidated net sales and services of ₱18.04 billion for the six months ended March 31, 2006, a 17.4% growth from ₱15.37 billion in the same period last year. The principal reasons for this increase were as follows: (1) ₱1.66 billion or a 14.8% increase in net sales of URC's branded consumer foods segment (excluding packaging) from ₱11.26 billion in 2005 to ₱12.93 billion in 2006, which can be attributed to the 14.6% increase in net sales of international operations. The net sales of the packaging division on the other hand, slightly decreased by 10.3% from ₱780 million in first six months of 2005 to ₱696 million in 2006 as a result of decrease in sales volume and selling price. (2) ₱636 million or 36.5% revenue growth of agro-industrial segment brought about by 65.2% increase in net sales of URC's animal feeds business as a result of higher sales volume coupled with better selling price and 18.4% increase in net sales of the farm business. (3) ₱457 million or 28.8% increase in net sales of URC's commodity foods segment primarily due to increase in net sales of flour and sugar as a result of higher sales volume plus higher sales price of sugar.

URC's cost of sales and services increased by ₱2.10 billion or 18.6%, to ₱13.36 billion for the first half of fiscal 2006 from ₱11.26 billion in 2005 due to higher sales volume and generally higher prices of raw materials such as coffee, corn and potatoes and packaging materials. URC's gross profit improved by 14.0% from ₱4.11 billion last year to ₱4.69 billion this year, however gross margin was slightly lower at 26.0% this year compared to 26.7% last year. Income from operations increased by 8.4% to ₱1.61 billion compared to ₱1.48 billion recorded last year despite higher operating expenses. Operating expenses increased by 17.2% to ₱3.08 billion as a result of expanding regional operations and sustaining marketing activities. Net income for the first half of fiscal year 2006 increased by ₱182 million or 14.8% from ₱1.23 billion last year to ₱1.41 billion this year as a result of the factors discussed above.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱3.94 billion for the six months ended March 31, 2006, reflecting a 22.5% increase from ₱3.22 billion realized in the same period last year.

URC will continue to stamp its dominance in core categories by maintaining product innovation leadership and acquiring strategic opportunities. It sets an aggressive target in the next six months to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are revenue, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.63 billion for the second quarter of fiscal year 2006, bringing up first half revenues to ₱3.35 billion up by 32% from last year's ₱2.53 billion. The Company was able to achieve a 36% growth in Income from Operations, from last year's ₱877.0 million to ₱1.20 billion this year. EBITDA amounting to ₱1.82 billion this year shows 26% increase from last year's balance of ₱1.44 billion. Net income for the first half of fiscal 2006

stood at ₱830.3 million, up by 22% from last year's ₱678.7million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 48% of the Company's gross revenues. Revenues from Commercial Centers amounted to ₱1.59 billion as against last year's ₱1.52 billion. The Company flagship mall, Robinsons Place Manila continue to enjoy excellent rental income, while newer malls such as Robinsons Place Pioneer and Robinsons Place Angeles and the redeveloped Robinsons Place Novaliches are also contributing to the rental growth.

RLC's High Rise Buildings Division registered an 105% growth in revenues from ₱545.2 million last year to ₱1.12 billion this year due to the recognition of realized revenues from its projects particularly the One Gateway Place, a middle-cost residential condominium building in Pioneer Street, Mandaluyong and One Adriatico Place located along Adriatico Street, Malate Manila. Likewise, the division's office buildings including the newly opened Cybergate Center in the Pioneer Complex, are enjoying almost full occupancy. Rental income from these buildings amounted to ₱160.3 million compared to ₱109.9 million over the same period last year.

The Hotel Division registered gross revenues of ₱439.7 million for the first half of FY 2006 as against last year's ₱234.2 million due to the excellent reception to the opening of Crowne Plaza Hotel. Holiday-Inn Galleria Manila (HIGM) remained steady while Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong registered revenue growth of 18% and 38%, respectively.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱190.5 million, lower than last year's ₱228.3 million due to lower project completion.

Real Estate cost increased by 18% from ₱1.02 billion last year to ₱1.20 billion this year mainly due to additional units sold by High Rise Division. Hotel costs and expenses increased due to the opening of Crowne Plaza Hotel. General and Administrative expenses increased by 29% mainly as a result of higher marketing and selling expenses on account of higher sales and revenues of High-Rise and Commercial Divisions.

RLC's key performance indicators are Revenue growth, EBIT, EBITDA and Net Income all of which showed improvement during the first six months of fiscal 2006.

TELECOMMUNICATIONS

DIGITEL registered consolidated revenues of ₱4,300.5 million for the six months ended June 30, 2006 lower by ₱174.7 million or 3.9% from revenues for the same period last year amounting to ₱4,475.2 million. This is mainly due to the decline in international traffic volume attributed to the possible adverse impact as foreign carrier's preference for alternative least cost routes are heightened. Service revenues in the wireline voice communications segment were registered at ₱2,329.0 million in the first half of 2006, a decrease of ₱248.6 million or 9.6% from ₱2,577.6 million during the same period last year.

The wireless communications business posted service revenues of ₱1,468.0 million, an increase of ₱11.7M million or 0.8% from ₱1,456.3 million during first half of last year, mainly due to higher revenues from its unlimited call and text variants. Similarly, the wireline data communication services reported growth in revenues of ₱9.4 million or 6.8%. Revenues for the six months ended June 2006 amounted to ₱147.3 million as against revenues of ₱137.9 million for the same period last year, as bandwidth subscriptions for internet and data communications increased despite the market-driven reduction in rates.

The non-service revenues from the wireless communications segment dropped by ₱39.2 million or 58.9%, owing to a surge in sales of phone kits through the second quarter of 2005 brought about by

the aggressive re-launching of Sun's Sureload product, posting a higher non-service revenue performance compared to the current period.

Consolidated costs and expenses of ₱5,750.9 million for the six months ended June 30, 2006 recorded an increase of ₱261.2 million or 4.8% from ₱5,489.6 million for the same period in 2005. The increase is attributed to the impact of the peso depreciation resulting in an increase in foreign exchange losses by ₱477.1 million, and to higher general and administrative and depreciation expenses by ₱366.8 million. These increases were, however, offset by lower financing costs and other charges due to settlement of debt, cost of SIM packs, and provision for impairment losses on receivables in the aggregate amount of ₱582.6 million or 27.4%.

As a result, DIGITEL registered consolidated loss before tax of ₱1,450.4 million for the six months ended June 30, 2006 a ₱436.0 million or 43% increase from last year's loss before tax of ₱1,014.4 million, significantly brought about by the effect of foreign exchange fluctuations.

DIGITEL registered a consolidated EBITDA of ₱1,140.8 million for the six months ended June 30, 2006, a decrease of ₱299 million or 20.7% as against ₱1,439.8 million for the same period last year.

TEXTILES

Litton Mills, Inc.'s reported revenue for the six-month period ended March 31, 2006 amounted to ₱1.21 billion, lower by 11% over last year's ₱1.36 billion. Gross margin went down by 12% from 23.8% last year to 21.0% this year brought about by higher direct labor and fuel costs. Despite lower sales, variable selling expenses still went up by 35% during the first half of the year amounting to ₱71.1 million this year from ₱52.7 million last year. Aside from this, interest and financing charges also increased substantially from ₱13.2 million last year to ₱26.7 million this year. These factors contributed to higher net loss this year amounting to ₱35.4 million from last year's ₱5.9 million.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue increased by 69% during the period from last year's ₱1.72 billion to this year's ₱2.91 billion, mainly due to higher sales volume which increased by 76%. However, gross margin still went down by 24% from 10.7% last year to 8.1% this year. As of March 31, 2006, JGSPC also recognized a higher foreign exchange gain amounting to ₱177.9 million compared to ₱56.0 million last year, thus net loss decreased from ₱231.2 million last year to ₱90.4 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱4.33 billion for the six-month period ended June 30, 2006, a 7.7% increase over last year's ₱4.02 billion. The competitive position of the airline continues to strengthen as Cebu Pacific registered a record-high market share of 41.8%. Costs and operating expenses increased by 4.0%, from ₱3.98 billion last year to ₱4.15 billion this year brought about by higher depreciation expense related to acquisition of new airbus and higher aircraft lease. The Company also recognized interest expense amounting to ₱143.80 million and foreign exchange loss amounting to ₱3.85 million this year in relation to its foreign-denominated finance lease obligation. However, despite additional charges recognized this year, Cebu Air still managed to recognize a higher net income, which amounted to ₱33.76 million compared to last year's ₱30.7 million.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱499.8 million for the six-month period ended June 30, 2006, lower by 4.8% from last year's equity earnings of ₱525.0

million despite the increase in equity ownership in United Industrial Corp., Limited (UIC) from 26.1% last year to 30.995% this year. This is due to the recognition of gain on sale of properties last year.

Financial Position

June 30, 2006 vs. December 31, 2005

As of June 30, 2006, the Company's balance sheet remains solid, with consolidated assets of ₱215.86 billion from ₱201.23 billion as of December 31, 2005.

Cash and cash equivalents showed a significant increase from ₱5.46 billion as of December 31, 2005 to ₱12.30 billion as of June 30, 2006. The principal sources of cash were from operating and financing activities amounting to ₱3.78 billion and ₱10.2 billion, respectively. As of June 30, 2006, net cash used in investing activities amounted to ₱7.14 billion which can be attributed to acquisition of property and equipment. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, decreased by 17.3% from ₱33.47 billion as of December 31, 2005 to ₱27.67 billion as of June 30, 2006 with the sale of certain bonds and partly due to decline in market value of such investments. The Company expects a favorable market value of bond investments as prices started picking up in the early months of 2nd half of the year.

Receivables went up by 15.8% from ₱22.60 billion as of December 31, 2005 to ₱26.16 billion as of June 30, 2006 mainly due to higher installment sales of the property sector and related party receivables.

Other current assets grew by 10.4% from ₱4.09 billion as of December 31, 2005 to ₱4.52 billion as of June 30, 2006 due to increase in advances to suppliers.

Investments in associates and joint ventures increased by 9.7% from ₱17.11 billion as of December 31, 2005 to ₱18.77 billion as of June 30, 2006 due to additional investment in UIC.

Other current liabilities increased by 5% to ₱4.68 billion as of June 30, 2006 from ₱4.45 billion as of December 31, 2005 due to higher customer deposits and recognition of derivative liability from our capital markets business.

Short-term debt decreased by 31.1% from ₱19.09 billion as of December 31, 2005 to ₱13.16 billion as of June 30, 2006 due to settlement of loans during the period.

Estimated land development costs, including current portion increased by 12.2% to ₱1.69 billion in 2006 from ₱1.5 billion in 2005 due to ecognition of cost to complete sold units of high-rise projects.

Long-term debt, including current portion, increased by 9.7% from ₱66.72 billion as of December 31, 2005 to ₱73.21 billion due to the additional USD 300 million bond issuance in January 2006. This was offset by settlement of long-term debt from various subsidiaries.

Stockholders' equity grew to ₱84.77 billion as of June 30, 2006 from ₱71.87 billion at the end of 2005. Book value per share improved from ₱9.43 per share as of December 31, 2005 to ₱9.99 per share as of June 30, 2006.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance

measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of June 30, 2006 and December 31, 2005 and for the six months ended June 30, 2006 and 2005:

- Revenues amounted to ₱40.31 billion for the six months ended June 30, 2006, up by 23% from last year's ₱32.64 billion.
- EBIT slightly dropped by 1.8% to ₱5.45 billion as against last year's ₱5.55 billion.
- EBITDA including non-recurring items increased 35.7% from ₱9.32 billion in 2005 to ₱12.66 billion in 2006. EBITDA excluding non-recurring items also increased by 3.3% from ₱9.15 billion in 2005 to ₱9.45 billion for the six months ended June 30, 2006.
- As of June 30, 2006, current ratio stood at 1.60:1 compared to 1.24:1 as of December 31, 2005.
- Financial debt to equity ratio stood at 1.04:1 as of June 30, 2006 as against 1.22.1 as of December 31, 2005 while Net debt to equity ratio decreased to 0.59:1 from 0.70:1 as of December 31, 2005.

The manner by which the Company calculates the above key performance indicators for both year-end 2006 and 2005 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity plus minority interest. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity plus minority interest.

As of June 30, 2006, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 8-14-06

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 8-14-06

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 8-14-06

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P12,299,411	P5,459,047
Financial assets at fair value through profit and loss	23,208,074	29,122,632
Available-for-sale investments	3,921,169	3,929,698
Receivables - net	26,164,821	22,595,364
Inventories - net (Note 2)	11,438,753	11,095,943
Other current assets	4,517,237	4,093,565
Total Current Assets	81,549,465	76,296,249
Noncurrent Assets		
Held-to-maturity investments	541,171	419,243
Investments in associates and joint ventures - net	18,770,818	17,106,587
Investment properties - net	20,149,526	18,627,034
Property, plant and equipment - net	87,557,557	81,200,781
Goodwill - net	1,556,497	1,619,423
Intangibles - net	410,258	435,159
Other noncurrent assets	5,328,551	5,524,233
Total Noncurrent Assets	134,314,378	124,932,460
	P215,863,843	P201,228,709
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P25,919,119	P26,056,016
Short-term debt	13,162,640	19,090,343
Current portion of:		
Long-term debt (Note 3)	7,087,972	11,440,033
Estimated liability for property and land development	184,213	418,091
Other current liabilities	4,679,863	4,454,525
Total Current Liabilities	51,033,807	61,459,008
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	66,125,440	55,276,295
Estimated liability for property and land development - net of current portion	1,502,309	1,085,427
Cumulative redeemable preferred shares	2,107,819	2,107,819
Deferred income tax liabilities - net	2,507,116	2,252,210
Other noncurrent liabilities	7,819,874	7,174,601
Total Noncurrent Liabilities	80,062,558	67,896,352
Total Liabilities	131,096,365	129,355,360
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	12,856,988	12,856,988
Retained earnings	55,167,477	51,118,018
Other reserves	610,639	832,982
Treasury shares	(721,848)	(721,848)
	67,913,256	64,086,140
Minority interest	16,854,222	7,787,209
Total Equity	84,767,478	71,873,349
	P215,863,843	P201,228,709

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended June 30		Six Months Ended June 30	
	2006	2005 (As restated)	2006	2005 (As restated)
REVENUES				
Sales and services:				
Foods	P8,891,745	P7,846,789	P18,044,997	P15,370,529
Telecommunications	1,952,758	2,089,532	3,971,543	4,238,314
Air transportation	2,363,525	2,167,779	4,326,102	4,015,780
Real estate and hotels	1.624,751	1,279,424	3,343,496	2,524,849
Petrochemicals	1,498,312	603,755	2,909,322	1,716,903
Textiles	731,410	730,411	1,206,603	1,362,269
Other supplementary businesses	11,902	35,444	45,884	65,129
Interest income	951,173	1,116,808	2,541,195	2,026,482
Equity in net earnings of associates and joint ventures	253,757	305,230	499,840	525,012
Others	(1,503,273)	339,703	3,422,471	799,868
	16,776,060	16,514,875	40,311,453	32,645,135
EXPENSES				
Cost of sales and services	10,858,475	9,335,897	22,136,102	19,028,916
Operating and other expenses	4,521,846	4,283,577	9,495,761	8,277,761
Financing costs and other charges	1,599,599	1,829,821	3,846,884	3,466,133
	16,979,920	15,449,295	35,478,747	30,772,810
INCOME BEFORE INCOME TAX	(203,860)	1,065,580	4,832,706	1,872,325
PROVISION FOR INCOME TAX	7,074	313,015	761,192	560,787
NET INCOME	(P210,934)	P752,565	P4,071,514	P1,311,538
ATTRIBUTABLE TO				
Equity holders of the parent	P168,136	P953,161	P4,049,459	P1,703,581
Minority interest	(379,070)	(200,596)	22,055	(392,043)
	(P210,934)	P752,565	P4,071,514	P1,311,538
BASIC EARNINGS PER SHARE (Note 4)	P0.02	P0.14	P0.60	P0.25

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on June 30, 2005 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2006 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Six Months Ended June 30	
	2006	2005 (As restated)
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**610,639**	1,272,248
Retained earnings		
Beginning	**51,118,018**	50,440,412
Effect of changes in accounting policies	**-**	(189,300)
As restated	**51,118,018**	50,251,112
Cumulative effect of change in accounting policy for financial instruments as of January 1, 2005	**-**	46,153
As adjusted	**51,118,018**	50,297,265
Net income	**4,049,459**	1,703,581
End	**55,167,477**	52,000,846
Treasury stock -at cost	**(721,848)**	(721,848)
	P67,913,256	P65,408,234

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Six Months Ended June 30	
	2006	2005 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	**P4,832,707**	P1,872,325
Adjustments for:		
Depreciation and amortization	**3,999,445**	3,510,090
Interest expense	**3,825,862**	3,428,056
Interest income	**(2,541,195)**	(2,026,482)
Equity in net earnings of associates and joint ventures	**(499,840)**	(525,012)
Provisions for impairment losses on trade and other receivables	**84,830**	151,951
Operating income before changes in operating accounts	**9,701,809**	6,410,928
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(3,678,163)**	(1,800,106)
Inventories	**(159,806)**	(1,688,275)
Other current assets	**(423,671)**	(309,732)
Increase (decrease) in:		
Accounts payable and accrued expenses	**(634,906)**	2,060,137
Other current liabilities	**225,339**	1,516,813
Net cash generated from (used in) operations	**5,030,602**	6,189,765
Interest received	**2,565,071**	1,839,407
Interest paid	**(3,451,135)**	(2,887,166)
Income taxes paid	**(365,418)**	(394,991)
Net cash provided by operating activities	**3,779,120**	4,747,015
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	**5,914,558**	-
Available-for-sale investments	**8,528**	-
Held-to-maturity investments	**(121,928)**	-
Temporary investments	**-**	(6,700,352)
Other noncurrent assets	**53,071**	(616,855)
Investments in associates and joint ventures	**(1,386,733)**	(45,380)
Property, plant and equipment - net	**(9,711,974)**	(4,184,961)
Investment properties - net	**(1,896,607)**	(1,165,463)
Net cash used in investing activities	**(7,141,085)**	(12,713,011)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	**(5,927,703)**	891,345
Long-term debt	**6,457,389**	10,360,041
Other noncurrent liabilities	**627,685**	256,966
Minority interest in consolidated subsidiaries	**9,044,958**	(32,558)
Net cash provided by financing activities	**10,202,329**	11,475,794
NET INCREASE IN CASH AND CASH EQUIVALENTS	**6,840,364**	3,509,798
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**5,459,047**	8,015,823
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P12,299,411**	P11,525,621

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). The consolidated financial statements are presented in Philippine Peso and have been prepared under the historical cost convention method, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and hog market stocks which are measured at fair value less cost to sell.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

These interim financial statements followed the same accounting policies and methods of computation by which the most recent annual audited financial statements have been prepared. The Group adopted the following new or revised accounting standards in 2005:

- PFRS 1, First-time Adoption of PFRS
- PFRS 2, Share-Based Payment
- PFRS 3, Business Combination
- PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations
- PAS 16, Property, Plant and Equipment
- PAS 19, Employment Benefits
- PAS 21, The Effects of Changes in Foreign Exchange Rates
- PAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions
- PAS 32, Financial Instruments: Disclosures and Presentation
- PAS 38, Intangible Assets
- PAS 39, Financial Instruments: Recognition and Measurement
- PAS 40, Investment Property
- PAS 41, Agriculture

The comparative figures in 2005 were restated to reflect the adjustments resulting from the adoption of the abovementioned accounting standards.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended June 30, 2006 and 2005 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	Effective Percentage of Ownership 2006	2005
Foods		
Universal Robina Corporation and Subsidiaries	**59.17**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**85.00**	90.11
Adia Development and Management Corporation	**100.00**	100.00

Companies	Effective Percentage of Ownership 2006	2005
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.80**	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

This account consists of inventories held:	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
At cost:		
Raw materials	**P2,703,803**	P3,037,364
Finished goods	**2,659,696**	2,412,095
	5,363,499	5,449,459
At NRV:		
Spare parts, packaging materials and other supplies	**2,675,871**	2,426,719
Work-in-process	**411,101**	458,036
Subdivision land and condominium and residential units held for sale	**1,058,810**	647,977
By-products	**11,789**	7,217
	4,157,571	3,539,949
At fair value less cost to sell:		
Poultry and hog market stock	**909,121**	848,543
Materials in-transit	**1,008,562**	1,257,992
	P11,438,753	P11,095,943

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Parent Company:		
Foreign Currency:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**P5,489,798**	P6,067,727
Philippine Peso:		
Loan from a local bank	**625,000**	750,000
	6,114,798	6,817,727
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**49,660**	60,336
US$100 million 9.25% Notes Due 2006	**-**	4,970,930
US$102.3 million Guaranteed Floating Rate Notes and Term Loan Facility, Due 2006	**652,039**	2,613,170
US$100 million 8 3/8% Notes Due 2006	**2,673,092**	2,902,668
US$300 million 8.25% Notes Due 2008	**15,346,775**	15,320,137
US$125 million 9% Notes Due 2008	**5,565,481**	6,954,603
US$200 million 8.25% Notes Due 2012	**10,097,896**	11,055,229
US$300 million 8% Notes Due 2013	**14,161,545**	-
Zero Coupon 12% Convertible Bonds Due 2013	**11,767**	10,421
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	**461,426**	684,527
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	**4,669,204**	4,265,731
Finance lease obligations	**8,107,634**	5,477,173
Minimum purchase agreement	**318,660**	345,085
	62,115,179	54,660,010
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Borrowing from a local bank	**600,000**	700,000
P1,000 Million Loan	**1,000,000**	1,000,000
P1,000 Million Bonds	**850,000**	1,000,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**57,895**	63,051
	4,983,435	5,238,591
	73,213,412	66,716,328
Less current portion	**7,087,972**	11,440,033
	P66,125,440	P55,276,295

The exchange rate used to restate the foreign currency denominated long-term borrowings as of June 30, 2006 was P53.110:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P51.125:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of June 30, 2006 and 2005:

	Quarters Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Net income	**P168,135**	P953,161	**P4,049,459**	P1,703,580
Weighted average number of common shares	6,797,191,657	6,797,191,657	**6,797,191,657**	6,797,191,657
Basic earnings per share	**P0.02**	P0.14	**P0.60**	P0.25

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2006	2005	**2006**	2005
Foods	**P18,044,997**	P15,370,529	**P17,209,749**	P14,311,426
Telecommunications	**3,971,543**	4,238,314	**4,690,183**	4,780,850
Petrochemicals	**2,909,322**	1,716,903	**2,983,714**	1,907,101
Air transportation	**4,326,102**	4,015,780	**4,292,337**	3,985,055
Real estate and hotels	**3,343,496**	2,524,849	**2,637,791**	1,913,262
Textiles	**1,206,603**	1,362,269	**1,241,956**	1,368,182
Other supplementary businesses	**45,884**	65,129	**59,486**	87,976
Parent/International capital & financial services	**6,463,506**	3,351,362	**3,146,778**	2,587,702
	P40,311,453	P32,645,135	**P36,261,994**	P30,941,554

	NET INCOME		TOTAL ASSETS	
	2006	2005	**2006**	2005
Foods	**P835,248**	P1,059,103	**P56,806,305**	P54,704,246
Telecommunications	**(718,640)**	(542,536)	**55,856,018**	54,031,133
Petrochemicals	**(74,392)**	(190,198)	**7,919,237**	10,189,688
Air transportation	**33,765**	30,725	**16,045,886**	6,680,604
Real estate and hotels	**705,705**	611,587	**30,571,556**	24,578,756
Textiles	**(35,353)**	(5,913)	**3,062,619**	3,698,116
Other supplementary businesses	**(13,602)**	(22,847)	**480,839**	580,371
Parent/International capital & financial services	**3,316,728**	763,660	**45,121,383**	39,241,072
	P4,049,459	P1,703,581	**P215,863,843**	P193,703,986

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2006	2005	**2006**	2005
Foods	**P25,997,331**	P30,258,883	**P30,808,974**	P24,445,363
Telecom	**54,744,532**	47,231,359	**1,111,486**	6,799,774
Petrochemicals	**5,258,242**	5,571,239	**2,660,995**	4,618,449
Air transportation	**15,118,864**	5,996,728	**927,022**	683,876
Real estate & hotels	**16,138,374**	11,179,535	**14,433,182**	13,399,221
Textiles	**758,494**	1,410,791	**2,304,125**	2,287,325
Other supplementary businesses	**413,173**	524,675	**67,666**	55,696
Parent/International, capital & financial services	**12,667,355**	16,037,100	**32,454,028**	23,203,972
	P131,096,365	P118,210,310	**P84,767,478**	P75,493,676

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
June 30, 2006

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	12,792,833	9,066,018	3,726,815
Less allowance for impairment loss	(3,007,215)	-	(3,007,215)
Net trade receivables	9,785,618	9,066,018	719,600
NON-TRADE RECEIVABLES			
Finance receivables	4,133,447	4,133,447	-
Others	12,245,756	9,568,571	2,677,185
	16,379,203	13,702,018	2,677,185
	26,164,821	22,768,036	3,396,785